10753 Macatawa Drive
Holland, Michigan 49424

February 13, 2012

Mr. David S. Irving
Mr. Marc D. Thomas
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Macatawa Bank Corporation Form 10-Q for the quarterly period ended September 30, 2011 Filed October 27, 2011 File No. 000-25927

Dear Gentlemen:

          This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated February 7, 2012 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form 10-Q for the Period Ended September 30, 2011

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Loans, page 16

1.

We note your response to comment 4 in our letter dated December 8, 2011. We note that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your future filings to disclose the following concerning these loans:

•

How you determined the interest rates on these loans, that were removed from TDR classification during the current period, were representative of market rates taking into consideration the borrowers' credit risk and prevailing economic conditions;

•	If the loans were classified as TDRs over at least one calendar year-end before removal from TDR designation;

Mr. David S. Irving
Mr. Marc D. Thomas
February 13, 2012

____________________

•	How you measure impairment on these loans subsequent to removal from TDR designation; and
•

Quantify the number of loans and the outstanding recorded balance of the TDRs removed from TDR designation for the periods presented. Consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable for the periods presented.

Response:

Our understanding of ASU 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, is that it should be unusual for restructurings to be removed from TDR status and we implied this in our disclosure. The Commission staff's comment letter dated December 8, 2011 requested that we add a disclosure of our "policy for removing loans from TDR status", which we did in our response to the December 8, 2011 letter. In our 2011 Form 10-K to be filed with the Commission, we will include disclosure in Note 3 to our consolidated financial statements substantially as follows:

"Typically, once a loan is identified as a TDR, it will retain that designation until it is paid off, since the restructured loans generally are not at market rates at the time of restructuring. An exception to this would be a loan that is modified under an A-B note structure. If the remaining "A" note is at a market rate at the time of restructuring (taking into account the borrower's credit risk and prevailing market conditions), the loan can be removed from TDR designation in a subsequent calendar year after six months of performance in accordance with the new terms. The market rate relative to the borrower's credit risk is determined through analysis of market pricing information gathered from peers and use of a loan pricing model. The general objective of the model is to achieve a consistent return on equity from one credit to the next, taking into consideration their differences in credit risk. In the model, credits with higher risk receive a higher potential loss allocation, and therefore require a higher interest rate to achieve the target return on equity. In general, when a loan is removed from TDR status it would no longer be considered impaired. As a result, allowance allocations for loans removed from TDR status would be based on the historical based allocation for the applicable loan grade and loan class. During 2011, no loans were removed from TDR status. Given the nature of the TDRs outstanding at December 31, 2011, it is unlikely that any such loans will be removed from TDR status in 2012."

We did not remove any loans from TDR status during 2011. In future filings, if we remove any loans from TDR status during the period reported, we will include disclosure addressing the staff's comment relating to quantifying loans removed and their outstanding balance.

Mr. David S. Irving
Mr. Marc D. Thomas
February 13, 2012

____________________

Acknowledgment

                    The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer